BANCO ITAU S.A.
CNPJ. 60.701.190/0001-04        A Publicly Held Company       NIRE. 35300023978

                   Authorized Capital: 200,000,000,000 shares
  Subscribed and Paid in Capital: R$ 4,260,500,000,00 - 113,451,148,264 shares

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                              OF FEBRUARY 13, 2003
                              --------------------

     On February 13, 2003 at 4:00 p.m., the Administrative Council of BANCO ITAU S.A. met at its corporate head office under the chairmanship of Dr. Olavo Egydio Setubal, the legal quorum being present, for the purpose of examining the new composition of the corporate Board of Directors until the end of its current mandate.

               Having examined the contents of Article 8, paragraph 8.1, of the articles of association currently in force, the Councilors decided unanimously:

a) with the exception of the Managing Director GIAN PAOLO ASLAN, not reappointed to the post of managing director, on this occasion, to maintain the existing composition of the Board of Directors, elected by this said Administrative Council at its meeting on May 2, 2002 and considering the subsequent alterations made at the meetings of August 5, September 25, October 14 and 15 and November 4 and 6, 2002;

b) consequently, that the Board of Directors shall continue to comprise 73 (seventy-three) posts until the end of the current mandate consisting of 72 (seventy-two) persons considering the accumulation of the positions of President and CEO. Of these posts on the Board of Directors, 20 (twenty) comprise the Executive Board as follows: the President, the CEO, 2 (two) Senior Vice-Presidents, 7 (seven) Executive Vice-Presidents, the Legal Consultant and 8 (eight) Executive Directors, the remainder, non-members of the Executive Board, being 8 (eight) Senior Managing Directors and 45 (forty-five) Managing Directors.

     There being no further matters on the agenda for discussion, the meeting was declared closed. The meeting's minutes, having been duly transcribed, were read and approved and signed by all. Sao Paulo-SP, February 13, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

          I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE ORIGINAL
                      TRANSCRIBED IN THE MINUTES REGISTER.
                        Sao Paulo-SP, February 13, 2003.


                             ALFREDO EGYDIO SETUBAL
                          Investor Relations Director